UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-40121

CUSIP NUMBER
G0112R108

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

African Gold Acquisition Corporation

Full Name of Registrant

Former Name if Applicable

PO Box 2634

Address of Principal Executive Office (Street and Number)

Darien, CT 06820

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in filings with the Securities and Exchange Commission, the Board of Directors of African Gold Acquisition Corp. (the “Company”) determined that the Company’s previously issued financial statements, including those set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2022 and those in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 needed to be restated. The Company continues to work on this restatement and on preparing Quarterly Reports on Form 10-Q due subsequent to March 31, 2022 as well as the Annual Report on Form 10-K for the year ended December 31, 2022. The Company is working to complete the preparation or restatement of all financial statements and the satisfaction of other applicable disclosure requirements pursuant to the SEC’s rules and regulations under the Securities Exchange Act of 1934 and additional time is required therefor.

The Company concluded that the reasons for the restatements do not extend to the Company's trust account.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carl Pombar	(917)	612-0545
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☐ Yes ☒ No

The Company has not filed its Quarterly Reports on Form 10-Q for the periods ended June 30, 2022 and September 30, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate cannot be made due to unexpected delays in the completion of the financial statements.

African Gold Acquisition Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : April 4, 2023	By:	/s/ Carl Pombar
		Name:	Carl Pombar
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).